As filed with the Securities and Exchange Commission on July 21, 2004
Registration No. 333-115317

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-3
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

American Axle & Manufacturing, Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-3138388
(State or other jurisdiction of incorporation of organization)	(I.R.S. employer identification number)

American Axle & Manufacturing Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-3161171
(State or other jurisdiction of incorporation of organization)	(I.R.S. employer identification number)

One Dauch Drive

Detroit, Michigan 48211
(313) 758-2000
(Address including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Patrick S. Lancaster

American Axle & Manufacturing, Inc.
One Dauch Drive
Detroit, Michigan 48211
(313) 758-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service for the registrants)

Copies to:

Lisa L. Jacobs, Esq.

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the securities act registration number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered	Unit or Share(1)	Price(1)	Registration Fee

2.00% Senior Convertible Notes due 2024	$150,000,000	100%	$150,000,000	$19,005(5)
Guarantees of 2.00% Senior Convertible Notes due 2024	—	—	—	(2)
Common Stock, Par Value $0.01 Per Share	(3)	(3)	(3)	(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(2)	Under Rule 457(a) under the Securities Act, there is no additional filing fee payable with respect to the guarantees of the convertible notes being registered.

(3)	Includes 2,706,315 shares of common stock issuable upon conversion of the notes at the rate of 18.0421 shares of common stock per $1,000 principal amount of the notes. Under Rule 416 under the Securities Act, the number of shares of common stock registered includes an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, reorganization or similar event.

(4)	Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

(5)	Previously paid.

     The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

I-1

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 21, 2004

PROSPECTUS

$150,000,0000

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

2.00% SENIOR CONVERTIBLE NOTES DUE 2024
GUARANTEED BY AMERICAN AXLE & MANUFACTURING, INC.
AND
COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     We issued $150,000,000 aggregate original principal amount of our 2.00% senior convertible notes due 2024 guaranteed by American Axle & Manufacturing, Inc. in a private placement in February 2004.

     We will pay interest on February 15 and August 15 of each year, beginning August 15, 2004 until February 15, 2011. After that date, we will not pay cash interest on the notes prior to maturity unless contingent cash interest becomes payable. Instead, on February 15, 2024, the maturity date of the notes, a holder will receive the accreted principal amount of a note, which will be equal to $1,295.26 per note. The rate of accretion of the principal amount represents a yield to maturity of 2% per year, computed on a semiannual bond equivalent basis and calculated from February 15, 2011. The notes will be senior unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness. In addition, the notes will effectively rank junior to our existing and future secured indebtedness as to the assets securing such indebtedness and to all existing and future indebtedness and other liabilities of our subsidiaries except American Axle & Manufacturing, Inc., or AAM Inc., which will guarantee the notes on an unsecured and unsubordinated basis.

     Holders may convert their notes into 18.0421 shares of our common stock for each $1,000 original principal amount of notes, subject to adjustment, (1) in any fiscal quarter, if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days exceeds a specified threshold, (2) during any period in which the credit rating of the notes is below a specified level, (3) if the notes are called for redemption, or (4) if specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock in an amount described herein.

     The selling securityholders identified in this prospectus may offer from time to time up to $150,000,000 of the notes and shares of our common stock issuable upon conversion of the notes. We will set forth the names of any other selling securityholders in a post-effective amendment to the registration statement of which this prospectus is a part. We will not receive any proceeds from the sale of the notes or shares of common stock issuable upon conversion of the notes by any of the selling securityholders. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, shares of our common stock may be offered from time to time through ordinary brokerage institutions on the New York Stock Exchange. See “Plan of Distribution.”

     We will pay contingent cash interest to the holders of the notes during any six-month period commencing February 16, 2011 if the average market price of a note for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the issue price plus accreted principal and accrued cash interest, if any, for a note. The contingent cash interest payable per note in respect of any six-month period in which contingent interest is payable will equal an annual rate of 0.25% of the average market price of a note for the five trading day measurement period.

     Holders may require us to purchase for cash all or a portion of their notes on February 20, 2011 at a price of $1,000.28 per note, on February 15, 2014 at a price of $1,061.52 per note, and on February 15, 2019 at a price of $1,172.58 per note, in each case, plus accrued cash interest, if any. In addition, if a change in control occurs, each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to the sum of the issue price plus accreted principal and accrued cash interest, if any, to the date of purchase.

     We may redeem for cash all or a portion of the notes at any time on or after February 20, 2011, at a price equal to the sum of the issue price plus accreted principal and accrued cash interest, if any, to the redemption date.

     Our common stock currently trades on the New York Stock Exchange under the symbol “AXL.” On July 20, 2004, the last reported sale price of our common stock on the NYSE was $32.55 per share.

     We do not intend to apply for listing of the notes on any security exchange or for inclusion of the notes in any automated quotation system. The notes originally issued in the private placement are eligible for trading in The Portal Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus will no longer be eligible for trading in The Portal Market.

      Investing in the notes and common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS                     , 2004.

i

IMPORTANT NOTICE TO READERS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer notes or shares of our common stock owned by them. Each time the selling securityholders offer notes or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference” for more information.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any document incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable documents or as specifically indicated in the document. Our business, financial condition, results of operations and prospectus may have changed since that date.

      Unless the context otherwise requires, references in this prospectus to the “company,” “we,” “our,” and “us” shall mean collectively (i) American Axle & Manufacturing, Inc., or AAM Inc., a Delaware corporation, and its direct and indirect subsidiaries and (ii) American Axle & Manufacturing Holdings, Inc., or Holdings or the issuer, a Delaware corporation and the direct parent corporation of AAM Inc.

ii

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You can call the SEC’s toll-free number at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies like ours that file with the SEC electronically. Our SEC filings and other information about us may also be obtained from our website at www.aam.com, although information on our website does not constitute a part of this prospectus. Material that we have filed may also be inspected at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the filing of this registration statement and prior to its effectiveness and (ii) until the offering of the particular securities covered by a prospectus supplement has been completed. This prospectus is part of a registration statement filed with the SEC.

•	Annual Report on Form 10-K for the year ended December 31, 2003.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

•	Current Reports on Form 8-K dated filed with the SEC on January 23, 2004, February 6, 2004, March 1, 2004, March 8, 2004, April 5, 2004, April 29, 2004 and June 1, 2004.

      You may obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

American Axle & Manufacturing Holdings, Inc.
Attention: Investor Relations
One Dauch Drive
Detroit, Michigan 48211-1198
Telephone Number: (313) 758-4814

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

iii

SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this prospectus. Statements concerning the automotive industry contained or incorporated by reference in this prospectus are based on information compiled by us or derived from public sources that we believe to be reliable, including J.D. Power & Associates, Inc. and Autofacts Automotive Outlook. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. Some of the statements in this “Summary” are forward-looking statements. Please see “Forward-Looking Statements” for more information regarding these statements.

AMERICAN AXLE & MANUFACTURING

      We are a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, sport-utility vehicles, or SUVs, and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, chassis modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the U.S. (in Michigan, New York and Ohio), we have offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

      We are the principal supplier of driveline components to General Motors Corporation, or GM, for its rear-wheel drive, or RWD, light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/all-wheel drive, or 4WD/ AWD, axle requirements for these vehicle platforms in the first quarter of 2004. As a result of our Component Supply Agreement, or CSA, and Lifetime Program Contracts with GM, or LPCs, we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a LPC.

      Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We have been successful in competing, and will continue to compete, for future GM business upon the termination of the LPCs or the CSA.

      We sell most of our products under long-term contracts with prices scheduled at the time the contracts are established. Some of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to adjust prices for engineering changes. Price reductions under long-term contracts are a common practice in the automotive industry. We do not believe that price reductions we have committed to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through purchased material cost reductions and other productivity improvements.

      Sales to GM were $762.0 million in the first quarter of 2004 as compared to $805.7 million in the first quarter of 2003. Sales to GM represented approximately 80% of our total net sales in the first quarter of 2004 as compared to 83% in the first quarter of 2003 and 82% for the full-year 2003.

      We also supply driveline systems and other related components to DaimlerChrysler Corporation, or DaimlerChrysler, PACCAR Inc., Volvo Group, Ford Motor Company and other original equipment manufacturers, or OEMs, and Tier I supplier companies such as Delphi Corporation, New Venture Gear, Inc. and The Timken Company. Our sales to customers other than GM increased 13% to $190.8 million in the first quarter of 2004 as compared to $169.6 million in the first quarter of 2003. The growth in our sales to customers other than GM was primarily due to continued strong sales of our products supporting the Chrysler Group’s heavy-duty Dodge Ram full-size pickup trucks, or Dodge Ram program, as well as our 2003 launch of new driveshafts for the

Dodge Durango program and net shaped transmission gears for various front-wheel-drive-based vehicle platforms of the Ford Motor Company. As a result of these sales gains, sales to DaimlerChrysler were 12% of our total net sales in the first quarter of 2004 as compared to 9% of our total net sales in the first quarter of 2003 and 9% for the full-year 2003.

      Our executive offices are located at One Dauch Drive, Detroit, Michigan 48211-1198, and our telephone number is (313) 758-2000.

The Offering

Issuer	American Axle & Manufacturing Holdings, Inc.

Notes Offered	$150,000,000 aggregate original principal amount of our 2.00% senior convertible notes due 2024.

Maturity Date	February 15, 2024.

Cash Interest	2% per year on the original principal amount, payable semiannually in arrears in cash on February 15 and August 15 of each year, beginning August 15, 2004 until February 15, 2011.

Contingent Cash Interest	We will pay contingent cash interest to holders of the notes during any six-month period from February 16 to August 15 and from August 16 to February 15, commencing February 16, 2011, if the average market price of a note for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the sum of the issue price, accreted principal and accrued cash interest, if any, for a note to the day immediately preceding the relevant six-month period.

The contingent cash interest payable per note in respect of any six-month period in which contingent interest is payable will equal an annual rate of 0.25% of the average market price of a note for the five trading day measurement period.

Contingent cash interest, if any, will accrue and be payable to holders of notes as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period. Principal will continue to accrete at the yield to maturity whether or not contingent cash interest is paid.

Yield-to-Maturity of Notes	2% per year (based on the issue price of $1,000 per note), computed on a semiannual bond equivalent basis and calculated from February 11, 2004, excluding any contingent cash interest.

Accreted Principal Amount	Beginning February 15, 2011, the notes will cease bearing cash interest. Instead, from such date the original principal amount of each note will commence increasing by the rate of 2% per year to produce the accreted principal amount. On February 15, 2024, the maturity date of the notes, a holder will receive $1,295.26 for each $1,000 original principal amount of notes, which is the fully accreted principal amount of a note on such date.

U.S. Federal Income Tax Considerations	The notes will be debt instruments subject to the United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any contingent cash interest on the notes, you will be required to include imputed interest in your gross income for United States federal income tax purposes. For United States federal income tax purposes, interest, also referred to as tax original issue discount, will accrue from February 11, 2004 at a constant rate of 4.58% per year, compounded semi-annually, which represents the yield on our comparable non-contingent, nonconvertible, fixed-rate debt instruments with terms and conditions otherwise similar to the notes. United States holders will be required to include tax original issue discount (including the portion of the tax original issue discount represented by cash interest payments) in their gross income as it accrues regardless of their method of tax accounting. The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed payments of cash interest.

You also will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Guarantee	Our monetary obligations under the notes will be guaranteed on an unsecured and unsubordinated basis by American Axle & Manufacturing, Inc., our principal operating subsidiary. See “Description of the Notes — Guarantee.” No subsidiaries of AAM Inc. will be guaranteeing the notes.

Conversion Rights	If the conditions for conversion are satisfied, for each $1,000 original principal amount of notes surrendered for conversion, you will receive 18.0421 shares of our common stock, which we refer to as the conversion rate. In lieu of delivering shares of our common stock upon conversion of all or any portion of the notes, we may elect to pay holders surrendering notes, cash or a combination of cash and shares of our common stock for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

• the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

• the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter,

in either case multiplied by the conversion rate in effect on the conversion date.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accreted principal, accrued cash interest or any contingent cash interest. The conversion rate will be subject to adjustment in accordance with the terms of the indenture as a result of our recently declared dividend. See “Dividend Policy.” Upon conversion, a holder will not receive any cash payment representing accreted principal, accrued cash interest or contingent cash interest.

Instead, accreted principal, accrued cash interest or contingent cash interest will be deemed paid by the shares of common stock received by the holder on conversion.

Holders may surrender notes for conversion into shares of our common stock in any fiscal quarter if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 125% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. The accreted conversion price per share as of any day will equal the sum of the issue price of the note plus the accreted principal to that day, if any, divided by the then applicable conversion rate.

Holders may also surrender notes for conversion during any period in which the credit rating assigned to the notes by Standard & Poor’s Ratings Services (S&P) is BB or lower and the credit rating assigned to the notes by Moody’s Investors Service (Moody’s) is Ba2 or lower.

Notes or portions of notes in integral multiples of $1,000 original principal amount called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our shareholders or are a party to certain consolidations, mergers, binding share exchanges or sales of all or substantially all of our assets, notes may be surrendered for conversion, as provided in “Description of the Notes — Conversion Rights.” The ability to surrender notes for conversion will expire at the close of business on February 14, 2024.

Redemption of Notes at Our Option	We may redeem for cash all or a portion of the notes at any time on or after February 20, 2011 at redemption prices equal to the sum of the issue price plus accreted principal and accrued cash interest, if any, to the applicable redemption date. See “Description of the Notes — Redemption of Notes at Our Option.”

Purchase of Notes by Us at the Option of the Holder	Holders may require us to purchase all or a portion of their notes for cash on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:

• On February 20, 2011 at a price of $1,000.28 per note;

• On February 15, 2014 at a price of $1,061.52 per note; and

• On February 15, 2019 at a price of $1,172.58 per note.

Change in Control	Upon a change in control of Holdings, the holders may require us to purchase for cash all or a portion of their notes at a price equal to the sum of the issue price plus accreted principal plus accrued cash interest, if any, to the date of purchase.

Ranking	The notes will be our senior unsecured obligations and, as guaranteed, will rank equally with all of the unsecured and unsubordinated indebtedness of Holdings and AAM Inc., effectively junior to all of the secured indebtedness of Holdings and AAM Inc., to the extent of the assets securing that indebtedness, and effectively junior to all indebtedness of the subsidiaries of AAM Inc. As of March 31, 2004, Holdings had consolidated indebtedness of $571.3 million. Of this amount:

• Holdings and AAM Inc. have an aggregate of $527.8 million of unsecured, unsubordinated indebtedness outstanding;

• Holdings and AAM Inc., not including its subsidiaries, have an aggregate of $2.5 million of secured indebtedness outstanding; and

• Subsidiaries of AAM Inc. have an aggregate of $41.0 million of indebtedness and other liabilities outstanding.

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

Trading	The notes issued in the initial placement are eligible for trading on The Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading on The Portal Market. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system.

NYSE Symbol for Common Stock	AXL.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

      You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before deciding to invest in the notes. Some factors in this section are “forward-looking statements.” For a discussion of those statements and of other factors for investors to consider, see “Forward-Looking Statements.”

Risks Related to the Notes

There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete other transactions.

      The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness that would be effectively senior to the notes, or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance any such debt.

The notes are our unsecured obligations. A substantial portion of our operations are conducted through our direct and indirect subsidiaries, and the claims of creditors of our subsidiaries are effectively senior to claims of holders of the notes.

      The notes are our unsecured obligations, ranking equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

      A significant portion of our operations are conducted through our subsidiaries. As a result, our ability to service our debts, including our obligations under the notes and other obligations, is dependent to some extent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Our subsidiaries are separate and distinct legal entities. AAM Inc., our principal operating subsidiary, will guarantee the notes on an unsecured, unsubordinated basis. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon our liquidation or reorganization, and therefore the right to the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. Further, indebtedness under our senior revolving credit facility may be guaranteed in the future by certain of AAM Inc.’s subsidiaries and the claims of creditors of these subsidiaries will be effectively senior to claims of holders of the notes with respect to any such guarantees. See “Description of Certain Other Indebtedness.” In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

AAM Inc.’s guarantee may be unenforceable due to fraudulent conveyance statutes and, accordingly, you could have no claim against AAM Inc., as guarantor of the notes.

      A court could, under fraudulent conveyance laws, subordinate or void the guarantee of AAM Inc. if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors, or if the guarantor did not receive fair consideration reasonably equivalent in value for the guarantee and that the guarantor:

•	was insolvent or rendered insolvent because of the guarantee;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond the guarantor’s ability to pay at maturity.

      AAM Inc. does not believe that the issuance of their guarantees will be a fraudulent conveyance because, among other things, AAM Inc. will receive benefits from this offering and the application of a portion of the proceeds from it. However, if a court were to void the guarantee of AAM Inc. as the result of a fraudulent conveyance by such guarantor or hold it unenforceable for any other reason, you would cease to have a claim against AAM Inc. based on its guarantee and would solely be a creditor of ours, as issuer of the notes.

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

      The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for non-convertible debt securities we issue.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.

      The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

      Holders of the notes are entitled to convert the notes into our common stock (or, at our election, cash or a combination of cash and common stock), among other circumstances, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of a fiscal quarter exceeds 125% of the then accreted conversion price in effect on such last trading day. Until this contingency or another conversion contingency is met, the shares underlying the notes are not included in the calculation of our basic or diluted earnings per share. Should any of these contingencies be met, diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in our diluted earnings per share calculation. Volatility in our stock price could cause this common stock price condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our diluted earnings per share.

We may not have the ability to purchase notes when required under the terms of the notes.

      Holders of notes may require us to purchase for cash all or a portion of their notes upon the occurrence of certain specific kinds of change in control events and on February 20, 2011, February 15, 2014 and February 15, 2019. As a result, upon a change of control or if we are otherwise required to purchase notes at the option of the holder, it is possible that we may not have sufficient funds at that time to make the required purchase of notes.

      We are a holding company and our cash flow depends on distributions to us from our subsidiaries, which may be restricted. Accordingly, our ability to purchase the notes at the option of the holder will depend on the ability of our subsidiaries to make distributions to us.

      In addition, the terms of any future indebtedness we incur may restrict our ability to purchase notes upon a change of control or if we are otherwise required to purchase notes at the option of the holder. If such indebtedness contained such a restriction, we would have to seek the consent of the lenders or repay those borrowings. If we were unable to obtain the necessary consent or unable to repay those borrowings, we would be unable to purchase the notes and, as a result, would be in default under the notes.

You should consider the United States federal income tax consequences of owning the notes.

      The notes will be characterized as indebtedness for U.S. federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the notes.

      The notes will also be characterized as contingent payment debt instruments for U.S. federal income tax purposes, and will be subject to U.S. federal income tax regulations applicable to contingent payment debt instruments. Consequently, the notes will be treated as issued with original issue discount for United States federal income tax purposes, and you will be required to include such tax original issue discount in your income as it accrues. The amount of tax original issue discount required to be included by you in income for each year generally will be in excess of the payments and accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual regular interest payments and accruals and any contingent interest payments) in that year.

      You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note will be treated as ordinary interest income. A discussion of the United States federal income tax consequences of ownership of the notes is contained in this prospectus under the heading “Material United States Federal Income Tax Considerations.”

An active trading market for the notes may not develop.

      There is no established public trading market for the notes. The notes originally issued in the private placement are eligible for trading on The Portal Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on The Portal Market. The notes will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be.

      If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, without limitation, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common stock into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their original principal amount.

Risks Relating to the Business

Our operations are linked to domestic automotive production, and a decrease in consumer demand, tighter government regulations or increased costs could negatively impact our operations.

      Our operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Sales of axles and related driveline components for light trucks and SUVs represented approximately 94% of our sales in the first quarter of 2004 and approximately 94% of our sales in 2003. There can be no assurance that positive trends in sales of these vehicles, or that the increasing penetration of 4WD/ AWDs, as a percentage of these vehicles, will continue. A decrease in consumer demand for the models that generate the most sales for us, our failure to obtain sales orders for new or redesigned models or pricing pressure from our customers or competitors could have a material adverse effect on our business. Disruptions in the availability of fuel or government regulations, including those relating to Corporate Average Fuel Economy regulations, could impact vehicle mix and volume, which could also adversely affect the demand for our existing products.

      The prices of the raw materials needed for our products may increase due to competitive factors or government regulations and we may be unable to pass these raw material price increases to our customers. In addition, we sell most of our products under long-term contracts with prices scheduled at the time the contracts are established. There is substantial and continuing pressure from our key customers, the major automotive companies, to reduce the number of outside suppliers and reduce costs. We believe that our ability to control costs, achieve productivity improvements and develop new products will be essential to remain competitive. There can be no assurance that we will be able to improve or maintain our profitability on product sales.

The loss of or a significant reduction in, purchases of our products by GM, DaimlerChrysler or other customers could adversely affect our business.

      We are the principal supplier of driveline components to GM for its RWD light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front 4WD/ AWD axle requirements for these vehicle platforms. We sell products to GM under LPCs, which have terms equal to the lives of the relevant vehicle programs or their respective derivatives of typically 6 to 12 years. The LPCs establish pricing for products sold to GM and require us to remain competitive with respect to technology, design and quality. Substantially all of our sales to GM are made pursuant to the LPCs. Sales to GM were approximately 80% of our total net sales in the first quarter of 2004, 82% of our total net sales in 2003, 86% in 2002 and 87% in 2001. We will have to compete for future GM business upon the termination of the LPCs. There can be no assurance that we will remain competitive with respect to technology, design and quality to GM’s reasonable satisfaction. Pricing negotiated with GM in future agreements may be more or less favorable than the LPCs and other currently applicable agreements. If we lose any significant portion of our sales to GM, or if GM significantly reduces its production of light trucks or SUVs, it would have a material adverse effect on our results of operations and financial condition. Disputes arising from any current or future agreements between GM and us could have a material adverse impact on our relations and our results of operations or financial condition. In addition, DaimlerChrysler accounted for approximately 12% of our total net sales in the first quarter of 2004 and 9% of our total net sales in 2003 and represents a significant portion of our non-GM business. If we lose a significant portion of our sales to DaimlerChrysler, it would have a material adverse effect on our results of operations and financial condition.

Future work stoppages at GM or DaimlerChrysler could adversely affect our financial condition, results of operations and the conduct of our business.

      Because GM accounts for approximately 80% of our total net sales in the first quarter of 2004, future work stoppages at GM could materially and adversely affect our financial condition, results of operations and the conduct of our business. In the past, there have been labor strikes against GM that have resulted in work stoppages at GM. We estimate that the work stoppage at GM during June and July of 1998 resulted in lost sales to us of approximately $188 million and lost operating income (including related start-up inefficiencies in our operations in August 1998) of approximately $71.2 million. We also estimate that work stoppages at GM resulted in lost sales to us of approximately $95 million in 1996 and $60 million in 1997. In addition, DaimlerChrysler accounted for approximately 12% of our total net sales in the first quarter of 2004 and represents a significant portion of our non-GM business that could also be adversely affected by future work stoppages.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.

      Although we believe our relations with our unions are positive, there can be no assurance that future issues with our labor unions will be resolved favorably or that we will not experience a work stoppage that could adversely affect our business. We had not experienced any labor strikes from the time we commenced operations in 1994 through January 2004. However, at the expiration of our national collective bargaining agreement with the United Automobile, Aerospace and Agricultural Workers of America, or the UAW, on February 25, 2004, we

experienced a temporary work stoppage that lasted less than two days at six of our North American manufacturing facilities. On March 8, 2004, a new national collective bargaining agreement with the UAW was ratified and will expire February 25, 2008. On May 4, 2004, we reached a tentative agreement with the International Association of Machinists on a new collective bargaining agreement to expire May 4, 2008. Associates at our MSP Industries Corporation, or MSP, subsidiary and our Colfor Manufacturing Inc., or Colfor, subsidiary are also represented by the UAW under collective bargaining agreements that expire in 2005. We are currently negotiating a new collective bargaining agreement with the unions representing associates at our Albion Automotive (Holdings) Limited, or Albion, subsidiary in the United Kingdom. The existing collective bargaining agreement remains in effect as negotiations continue. Associates at our Guanajuato, Mexico facilities and our Brazilian majority-owned facility are represented by labor unions that are subject to collective bargaining agreements that expire annually.

We and our customers may not be able to timely or successfully launch new product programs.

      Our customers are preparing to launch new product programs for which we will supply newly developed axles and other driveline components. Certain of these program launches will require substantial capital investments by us.

      Although we do not currently anticipate any problems completing such new product program launch activities in time for the start of production, there can be no assurance that we will be able to install and certify the equipment needed to produce products for these new product programs in time for the start of production. There can be no assurance that the transitioning of our manufacturing facilities and resources to full production under these new product programs, or any other future product programs, will not impact production rates or other operational efficiency measures at our facilities. In addition, there can be no assurance that our customers will execute the launch of these product programs, or any additional future product program for which we will supply products, on schedule.

We face substantial competition and our competitors may have superior resources, which could place us at a competitive disadvantage.

      The original equipment manufacturer supply industry is highly competitive with a number of other manufacturers that produce competitive products. Quality, delivery and price, as well as technological innovation, are the primary elements of competition. There can be no assurance that our products will compete successfully with those of our competitors. These competitors include driveline component manufacturing facilities of existing original equipment manufacturers, as well as independent domestic and international suppliers. Certain competitors are more diversified and have greater access to financial resources. There can be no assurance that our business will not be adversely affected by increased competition, or that we will be able to maintain our profitability if the competitive environment changes.

Our ability to operate effectively could be impaired if we lose key personnel or fail to attract and retain associates.

      Our success will depend, in part, on the efforts of our executive officers and other key associates, including Richard E. Dauch, Co-Founder, Chairman of the Board and Chief Executive Officer. In addition, our future success will depend on, among other factors, our ability to continue to attract and retain qualified personnel. We do not have “key man” life insurance on any of our associates other than Mr. Dauch. The loss of the services of key associates or the failure to attract or retain associates could have a material adverse effect on our financial condition and results of operations.

We are subject to risks and costs associated with non-compliance with environmental regulations.

      Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation treatment and disposal of waste and other materials. We believe that our operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operation of automotive parts manufacturing plants entails risks in these areas, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

We depend on a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our business.

      We have initiated a policy of strengthening our supplier relationships by concentrating our productive material purchases with a limited number of suppliers. We believe that this policy contributes to quality and cost control and increases our suppliers’ commitments to us. We rely upon, and expect to continue to rely upon, single source suppliers for certain critical components that are not readily available in sufficient volume from other sources. There can be no assurance that the suppliers of these productive materials will be able to meet our future needs on a timely basis, or be willing to continue to be suppliers to us, or that a disruption in a supplier’s business would not disrupt the supply of productive materials that could not easily be replaced.

Our international operations are exposed to various risks that could have a material adverse effect on our results of operations and financial condition.

      We have operating facilities and conduct a significant portion of our business outside of the United States, including Mexico, Brazil and the United Kingdom, and may in the future expand into additional markets. Our international operations expose us to risks from changes in the political, economic and financial environments in other countries, including fluctuations in exchange rates, political instability (including hostilities) in the major markets where we procure materials, components, and supplies for the production of our principal products or where our products are produced, distributed or sold, changes in foreign laws and regulations and in trade policies, import and export restrictions and tariffs, taxes and exchange controls. Any one of these factors could have an adverse effect on our continuity of business, results of operations and financial condition. In addition, our consolidated financial results are denominated in U.S. dollars and require translation adjustments for purposes of reporting results from, and the financial condition of, our non-U.S. operations. Such adjustments may be significant from time to time.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense, one-third of rental expense, which we believe to be representative of the interest portion of rent expense, and capitalized interest.

	Quarter
	Ended
	March 31,	Years Ended December 31,

	2004	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	5.14	5.52	4.54	2.86	3.07	3.13

FORWARD LOOKING STATEMENTS

      Some of the statements contained in this prospectus or incorporated by reference in this prospectus are “forward-looking statements” and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

•	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe and South America);

•	reduced demand for our customers’ products (particularly light trucks and SUVs produced by GM and DaimlerChrysler);

•	reduced purchases of our products by GM, DaimlerChrysler or other customers;

•	our ability and our customers’ ability to successfully launch new product programs;

•	our ability to respond to changes in technology or increased competition;

•	supply shortages or price fluctuations in raw materials, utilities or other operating supplies;

•	our ability to attract and retain key associates;

•	our ability to maintain satisfactory labor relations and avoid work stoppages;

•	our customers’ ability to maintain satisfactory labor relations and avoid work stoppages;

•	risks of noncompliance with environmental regulations; or risks of environmental issues that could result in unforeseen costs at our facilities;

•	liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;

•	availability of financing for working capital, capital expenditures, research and development or other general corporate purposes;

•	adverse changes in laws, government regulations or market conditions affecting our products or our customers’ products (including the Corporate Average Fuel Economy regulations); and

•	other unanticipated events and conditions that may hinder our ability to compete.

      It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholder of their notes or the shares of common stock issuable upon conversion of the notes.

PRICE RANGE OF THE COMMON STOCK

      Our common stock has been trading publicly on the New York Stock Exchange under the symbol “AXL” since January 29, 1999. The table below set forth the range of quarterly high and low closing sales prices for our common stock on the New York Stock Exchange during the calendar quarters indicated.

	High	Low

2002
First Quarter	$30.05	$20.26
Second Quarter	36.19	25.95
Third Quarter	31.00	21.00
Fourth Quarter	24.86	20.45
2003
First Quarter	$25.79	$19.50
Second Quarter	25.65	21.24
Third Quarter	33.17	24.05
Fourth Quarter	40.53	30.47
2004
First Quarter	$41.98	$34.10
Second Quarter	39.86	33.30
Third Quarter (through July 20, 2004)	35.14	32.55

      On July 20, 2004, the closing sale price of our common stock on the New York Stock Exchange was $32.55 per share. As of June 30, 2004, there were approximately 472 stockholders of record of our common stock.

DIVIDEND POLICY

      No dividend was paid in the first quarter of 2004. On June 28, 2004, we paid a quarterly dividend of $0.15 per share to stockholders of record as of June 7, 2004.

DESCRIPTION OF NOTES

      We issued $150,000,000 aggregate original principal amount of notes in a private placement on February 11, 2004. The notes were issued under the indenture, dated as of February 11, 2004, between American Axle & Manufacturing Holdings, Inc., or Holdings, as issuer, American Axle & Manufacturing, Inc., or AAM Inc., as guarantor, and BNY Midwest Trust Company, as trustee. The notes constitute senior debt securities under the indenture. As used in this description of notes, the words “our company,” “we,” “us,” “our” or “American Axle” refer only to American Axle & Manufacturing Holdings, Inc. and do not include any of our current or future subsidiaries. We have summarized the material provisions of the notes below. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. A copy of the indenture, including a form of the notes, is available upon request to us.

General

      The notes are limited to $150,000,000 aggregate original principal amount. The notes will mature on February 15, 2024. The original principal amount of each note, and the issue price, was $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The notes bear cash interest at the rate of 2% per year on the original principal amount from the issue date, or from the most recent date to which interest has been paid or provided for, until February 15, 2011. During such period, cash interest will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2004, to holders of record at the close of business on the January 31 or July 31 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued for the period commencing on and including the immediately proceeding interest payment date (or, if none, February 11, 2004) through the day before the applicable interest payment date (or purchase or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be calculated using a 360-day year composed of twelve 30-day months.

      Beginning February 15, 2011, the original principal amount of each note will commence increasing by the rate of 2% per year to produce the accreted principal amount. The calculation of the accretion of principal will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. On the maturity date of the notes, a holder will receive $1,295.26 for each $1,000 original principal amount of notes, which is the fully accreted principal amount of a note on such date.

      We believe, based on the advice of our tax counsel, that the notes will be treated as indebtedness for U.S. federal income tax purposes and will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under the indenture, we will agree, and by purchasing or holding the notes or a beneficial interest in the notes each holder and beneficial owner of the notes will be deemed to have agreed, among other things, for U.S. federal income tax purposes, to treat the notes as debt instruments that are subject to treasury regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat the fair market value of any shares of our common stock received upon any conversion of the notes as a contingent payment, and the discussion herein assumes that such treatment is correct. Under the contingent payment debt regulations, beneficial owners of notes will be required to accrue interest on the notes on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible, fixed rate borrowing (subject to certain adjustments). We have determined this rate to be 4.58%, compounded semi-annually. It is likely that beneficial owners of notes will recognize taxable income in each year under these regulations significantly in excess of interest payments (including contingent interest payments) actually received during that year. See “Material United States Federal Income Tax Considerations.”

      Principal and cash interest, as the case may be, will cease to accrete or accrue, respectively, on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, has been purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

      Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Guarantee

      AAM Inc. is guaranteeing our monetary obligations under the notes on an unsecured and unsubordinated basis. The notes will not be guaranteed by any other subsidiaries. AAM Inc. will irrevocably and unconditionally guarantee on an unsecured and unsubordinated basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of the issuer under the indenture and the notes, whether for payment of principal of, premium, if any, or interest or liquidated damages on the notes, expenses, indemnification or otherwise. Such guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by AAM Inc. without rendering the guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Ranking of the Notes

      The notes are our unsecured, senior obligations and will rank equal in right of payment to all of our other unsecured, senior indebtedness. The notes will effectively rank junior to our existing and future secured indebtedness to the extent of the assets securing such indebtedness. In addition, we conduct substantially all of our business operations through our subsidiaries. The notes will effectively rank junior to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. See “Risk Factors — Risks Relating to the Offering — The notes are our unsecured obligations. A substantial portion of our operations are conducted through our direct and indirect subsidiaries, and the claims of creditors of our subsidiaries are effectively senior to claims of holders of the notes.”

      As of March 31, 2004, Holdings had consolidated debt of $571.3 million. Of this amount:

•	Holdings and AAM Inc. have an aggregate of $527.8 million of unsecured, unsubordinated indebtedness outstanding;

•	Holdings and AAM Inc., not including its subsidiaries, have an aggregate of $2.5 million of secured indebtedness outstanding; and

•	Subsidiaries of AAM Inc. have an aggregate of $41.0 million of indebtedness and other liabilities outstanding.

Conversion Rights

      A holder may convert a note in integral multiples of $1,000 original principal amount into common stock only if one of the conditions for conversion described below is satisfied. In addition, a holder may convert a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      For each $1,000 original principal amount of notes surrendered for conversion, a holder will receive 18.0421 shares of our common stock, which we refer to as the conversion rate. The conversion rate may be adjusted upon the occurrence of the events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock for the notes surrendered as described below. The ability to surrender notes for conversion will expire at the close of business on February 14, 2024.

      To convert a note, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

      On conversion of a note, a holder will not receive any cash payment representing accreted principal or, except as described below, any accrued cash interest or contingent cash interest. Instead, accreted principal, accrued cash interest or contingent cash interest will be deemed paid by the shares of common stock (or any cash in lieu thereof) received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible (or any cash in lieu thereof), together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the original principal amount of a note;

•	to satisfy our obligation to pay accreted principal or accrued and unpaid cash interest attributable to the period from the issue date through the conversion date; and

•	to satisfy our obligation to pay accrued contingent cash interest, if any, attributable to the most recent accrual date.

      As a result, accreted principal, accrued cash interest and any accrued contingent cash interest are deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any cash interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such notes have been called for redemption, in which case no such payment will be required.

      If contingent cash interest is payable to holders of notes during any particular six-month period, and such notes are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such notes at the close of business on the accrual or record date will receive the contingent cash interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the principal amount of notes so converted, unless such notes have been called for redemption, in which case no such payment will be required.

      The conversion rate will not be adjusted for accreted principal, accrued cash interest or any contingent cash interest. A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock (or any cash in lieu thereof), upon surrendering notes for conversion, see “Material United States Federal Income Tax Considerations.”

      In lieu of delivering shares of our common stock upon conversion of any notes (for all or any portion of the notes), we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to:

(1) the average sale price of our common stock for the five consecutive trading days immediately following either:

•	the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

•	the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter,

      in either case multiplied by

(2) the conversion rate in effect on the conversion date.

      We will give notice to the applicable holders no later than two business days following the conversion date of our election to deliver shares of our common stock and/or cash, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Redemption of Notes at Our Option.” We will then deliver such common stock and/or cash to holders surrendering notes for conversion no later than the tenth business day following the applicable conversion date. At any time prior to maturity, we may at our option elect, by notice to the trustee and the noteholders, that upon conversion of the notes at any time following the date of such notice, we shall be required to deliver cash in an amount at least equal to the accreted principal amount of the notes converted. If we make this election, we will also be required to deliver cash only in connection with any principal value conversion pursuant to the trading price condition. If an event of default, as described under “— Events of Default and Acceleration” below (other than a default in a cash payment upon conversion of the notes) exists, we may not pay cash upon conversion of any notes (other than cash for fractional shares).

      We will adjust the conversion rate for:

(1) dividends or distributions on our common stock payable in our common stock or other capital stock of our company;

(2) subdivisions, combinations or certain reclassifications of our common stock;

(3) distributions to all holders of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of such distribution at less than the closing sale price of our common stock at that time;

(4) non-cash distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary) or debt securities issued by us or certain rights to purchase our securities;

(5) distributions of cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up; in the event of a dividend or distribution to which this clause (5) applies, the conversion rate will be adjusted by multiplying the conversion rate by a fraction,

•	the numerator of which will be the “current market price” of our common stock; and

•	the denominator of which will be the “current market price” of our common stock minus the amount per share of such dividend or distribution (as determined below); and

(6) payments by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock (which would not include repurchases of our shares under our recently announced stock repurchase program or any similar program), to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the closing sale price per share of our common stock for each of the 10 consecutive trading days next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer in which event the conversion rate will be adjusted by multiplying the base conversion rate by a fraction,

•	the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the average of the closing sale price per share of our common stock for each of the 10 consecutive trading days next succeeding the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the average of the closing sale price per share of our common stock for each of the 10 consecutive trading days next succeeding the expiration of the tender or exchange offer.

      “Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

      In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (3) or (4) of the paragraph above, which, in the case of clause (4), has a per share value equal to more than 15% of the closing sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

      If an adjustment is required to be made under clause (5), the adjustment would be based upon the full amount of the distribution. In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case in a manner determined in accordance with the indenture.

      No adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

      If more than one event occurs requiring that an adjustment be made to the conversion rate for a given period, certain adjustments to the conversion rate shall be determined by our board of directors to reflect the combined impact of such conversion rate adjustment events during such period. Whenever conversion rate adjustments are required under the indenture, such adjustments shall be made to the conversion rate as may be necessary and appropriate to effectuate the intent of the indenture, and to avoid unjust or inequitable results, as determined in good faith by our board of directors.

      In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, to the extent that we elect to deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

      Notwithstanding the foregoing, if a holder of notes exercising its right of conversion after the distribution of rights pursuant to our shareholder rights plan is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date of conversion. If such an adjustment is made and such rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on a equitable basis.

      The indenture permits us to increase the conversion rate from time to time.

      For U.S. federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See “Material United States Federal Income Tax Considerations.”

      If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of our company or another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

      Upon determining that the holders are or will be entitled to convert their notes into shares of common stock in accordance with these provisions, we will promptly issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information.

Conversion Based on Common Stock Price

      Holders may surrender notes for conversion into shares of our common stock on any business day in any fiscal quarter, if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 125% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. Once the foregoing condition is satisfied for any one quarter, then the notes will thereafter be convertible at any time at the option of the holder, through maturity. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described below.

      The “accreted conversion price” per share of common stock as of any day will equal the sum of the issue price of a note plus the accreted principal to that day divided by the then applicable conversion rate. The “closing sale price” of our common stock on any trading day means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq system or otherwise as provided in the indenture.

      The conversion trigger price per share of our common stock in respect of each of the first 28 fiscal quarters following issuance of the notes is $69.28. This conversion trigger price reflects the accreted conversion price per share of common stock (excluding accrued cash interest, if any) multiplied by 125%. Thereafter, the accreted conversion price per share of common stock increases each fiscal quarter by the accreted principal for the quarter. The conversion trigger price per share for the fiscal quarter beginning January 1, 2024 is $89.52. The foregoing conversion trigger prices assume that no events have occurred that would require an adjustment to the conversion rate.

Conversion Based on Credit Ratings Downgrade

      Holders may also surrender notes for conversion during any period in which the credit rating assigned to the notes by S&P is BB or lower and the credit rating assigned on the notes by Moody’s is Ba2 or lower. The notes will cease to be convertible pursuant to this paragraph during any period or periods in which the credit rating is increased above such level.

Conversion Based on Redemption

      A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A “trading day” is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq system, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

Conversion Upon Occurrence of Certain Corporate Transactions

      If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until the date that is 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of our company or another person which the holder would have received if the holder had converted the holder’s notes immediately prior to the transaction. If such transaction also constitutes a change in control of our company, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “— Change in Control Permits Purchase of Notes by Us at the Option of the Holder.”

      Notwithstanding the foregoing, no notes may be surrendered for conversion pursuant to the previous paragraph, and no corporate transaction requiring an adjustment to the conversion price will be deemed to have occurred by reason of a merger, consolidation or other transaction effected with one of our affiliates for the purpose of changing our state of incorporation to any other state within the United States or the District of Columbia.

      The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion price as described above.

Contingent Cash Interest

      Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of the notes during any six-month period from February 16 to August 15 and from August 16 to February 15, commencing February 16, 2011, if the average trading price of a note for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the sum of the issue price, accreted principal, if any, and accrued cash interest, if any, for a note to the day immediately preceding the first day of the applicable six-month period. The contingent cash interest payable per note in respect of any six-month period in which contingent cash interest is payable will equal the annual rate of 0.25% of the average trading price of a note for the five trading day measurement period.

      Contingent cash interest, if any, will accrue and be payable to holders of notes as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period. Principal will continue to accrete after February 15, 2011 at the yield to maturity whether or not contingent cash interest is paid.

      If the bid solicitation agent cannot reasonably obtain at least one bid for $2.5 million original principal amount of notes from a nationally recognized securities dealer or in our reasonable judgment the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the note will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average closing sale price of our common stock on the five trading days ending on such determination date.

      Upon determination that note holders will be entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and use our reasonable best efforts to post such information on our website or through such other public medium as we may use at that time.

      We may unilaterally increase the amount of contingent cash interest we may pay or pay interest or other amounts we are not obligated to pay, but we will have no obligation to do so.

Redemption of Notes at Our Option

      No sinking fund is provided for the notes. Prior to February 20, 2011, we cannot redeem the notes at our option. Beginning on February 20, 2011, we may redeem the notes for cash, in whole or in part at any time or from time to time. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of notes.

      If we elect to redeem notes, we will pay a redemption price equal to the sum of the issue price plus accreted principal and accrued and unpaid cash interest, if any, including contingent cash interest, if any, on such notes to the applicable redemption date. The table below shows the redemption prices of a note on February 20, 2011, on each February 15 thereafter prior to maturity and at maturity on February 15, 2024. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional principal amount that has accreted on such note since the immediately preceding date in the table below.

		(2)	(3)
	(1)	Accreted	Redemption
Redemption Date	Note Issue Price	Principal Amount	Price(1)+(2)

February 20, 2011	$1,000	$0.28	$1,000.28
February 15, 2012	1,000	20.10	1,020.10
February 15, 2013	1,000	40.60	1,040.60
February 15, 2014	1,000	61.52	1,061.52
February 15, 2015	1,000	82.86	1,082.86
February 15, 2016	1,000	104.62	1,104.62
February 15, 2017	1,000	126.83	1,126.83
February 15, 2018	1,000	149.47	1,149.47
February 15, 2019	1,000	172.58	1,172.58
February 15, 2020	1,000	196.15	1,196.15
February 15, 2021	1,000	220.19	1,220.19
February 15, 2022	1,000	244.72	1,244.72
February 15, 2023	1,000	269.73	1,269.73
At stated maturity	1,000	295.26	1,295.26

      If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in original principal amounts of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be part of the portion of notes selected for redemption.

Purchase of Notes by Us at the Option of the Holder for Cash

      On the purchase dates of February 20, 2011, February 15, 2014 and February 15, 2019, we may, at the option of the holder, be required to purchase for cash, at the purchase price set forth below plus accrued and unpaid cash interest, if any, including contingent cash interest, if any, to the purchase date, all or a portion of such holder’s outstanding notes for which a written purchase notice has been properly delivered and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

      The purchase price of a note will be the following, plus accrued cash interest, if any, including contingent cash interest, if any:

•	$1,000.28 per note on February 20, 2011;

•	$1,061.52 per note on February 15, 2014; and

•	$1,172.58 per note on February 15, 2019.

      The above purchase prices reflect a price equal to the sum of the issue price and accreted principal, if any, on such notes as of the applicable purchase date. We may only pay the purchase price in cash and not in shares of our common stock. See “Material United States Federal Income Tax Considerations — Sale, Exchange, Conversion or Redemption of Notes.”

      We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	the amount of the purchase price; and

•	the procedures that holders must follow to require us to purchase their notes.

      The purchase notice given by each holder electing to require us to purchase notes shall state:

•	if certificated notes have been issued to the holder, the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the original principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

      If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

•	the original principal amount being withdrawn;

•	if the notes are in certificated form, the certificate numbers of the notes being withdrawn; and

•	the original principal amount, if any, of the notes that remain subject to the purchase notice.

      In connection with any purchase offer, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

      If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or accreted principal on such note will cease to accrue or accrete, as the case may be, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

      No notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change in Control Permits Purchase of Notes by Us at the Option of the Holder

      In the event of a change in control of our company, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes. However, the original principal amount submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

      We must purchase the notes as of a date no later than 30 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price plus accreted principal and accrued cash interest, if any, including contingent cash interest, if any, on such note to such date of purchase.

      Within 15 days after the occurrence of a change in control or at our option, prior to such change in control but after it is publicly announced, we must mail to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

•	the events causing the change in control;

•	the date (or expected date) of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate resulting from such change in control;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

•	if certificated notes have been issued to the holder, the certificate numbers of the notes to be delivered by the holder;

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

      If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

      A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal shall state:

•	the original principal amount being withdrawn;

•	if the notes are in certificated form, the certificate numbers of the notes being withdrawn; and

•	the original principal amount, if any, of the notes that remain subject to a change in control purchase notice.

      Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of this change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

      If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then immediately after the change in control purchase date, cash interest or accreted principal on the note will cease to accrue or accrete, as the case may be, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      Under the indenture, a “change in control” of our company will be deemed to have occurred at such time as:

•	any person other than our company, its subsidiaries or their employee benefit plans, becomes the beneficial owner of more than 50% of the aggregate voting power of our capital stock entitled under ordinary circumstances to elect at least a majority of our directors, or

•	our company is consolidated with, or merged into, another person or such other person is merged into our company (other than a transaction pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors of such continuing or surviving corporation immediately after such transaction).

      Notwithstanding the foregoing, a “change in control” will not be deemed to occur in connection with any merger or similar transaction the purpose of which is to change the state of incorporation of the relevant person.

      The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of American Axle. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

•	part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the initial purchasers. The terms of the change in control purchase feature resulted from negotiations between the initial purchasers and us.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our or our subsidiaries’ outstanding indebtedness. In addition, the provisions of the indenture may not afford holders of the notes the right to require us to repurchase the notes in the event of a highly leveraged transaction or certain reorganization, restructuring, merger or other similar transactions (including, in certain circumstances, an acquisition of us by management or its affiliates) involving us that may adversely affect holders of the notes, if such transaction is not a transaction defined as a change in control.

      No notes may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default and Acceleration

      The following are events of default under the indenture:

•	default in the payment of any principal amount (including accreted principal) at maturity or any redemption price, purchase price, or change in control purchase price due with respect to the notes, when the same become due and payable;

•	default in payment of any interest (including contingent cash interest) under the notes, which default continues for 30 days;

•	the guarantee of AAM Inc. ceases to be in full force and effect or is declared null and void or AAM Inc. denies that it has any further liability under its guarantee to the note holders, or has given notice to such effect (other than by reason of the termination of the indenture or the release of such guarantee in accordance with the indenture), and such condition shall have continued for a period of 30 days after notice is given as specified in the indenture;

•	our or the guarantor’s failure to comply with any of our or its other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the notes, and the failure to cure (or obtain a waiver of) such default within 30 days after receipt of such notice;

•	default in the payment of principal when due or resulting in acceleration of other indebtedness of AAM Inc., Holdings or any Significant Subsidiary for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $50 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the notes, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or AAM Inc.

      When we refer to a “Significant Subsidiary,” we mean any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act as in effect on the date of the indenture.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the accreted principal, if any, on the notes through the date of such declaration, and any accrued and unpaid cash interest, including contingent cash interest, if any, through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the notes plus the accreted principal, if any, thereon, together with any accrued cash interest, including contingent cash interest, if any, through the occurrence of such event shall automatically become and be immediately due and payable. If a bankruptcy proceeding is commenced in respect of us, the claim of the beneficial owner of a note may be limited, under Section 502(6)(2) of Title 11 of the United States Code, to the issue price of the note plus the accreted principal, if any, and any unpaid cash interest and any contingent cash interest which has accrued as of the commencement of the proceeding.

Consolidation, Mergers or Sales of Assets

      The indenture provides that we and AAM Inc. may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person unless:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us or AAM Inc., as the case may be) assumes all our or AAM Inc.’s, as the case may be, obligations under the notes and the indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.

      Upon the assumption of our or AAM Inc.’s obligations by such corporation in such circumstances, subject to certain exceptions, we or AAM Inc., as the case may be, shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of our company, permitting each holder to require us to purchase the notes of such holder as described above. An assumption of our obligations under the notes and the indenture by such corporation might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Modification

      The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate original principal amount of the notes then outstanding. However, the consent of the holders of each outstanding note is required to:

•	alter the manner of calculation or rate of accrual of interest (including contingent cash interest) or accretion of principal on any note or change the time of payment;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the original principal amount, restated principal amount, issue price, accreted principal amount, redemption price, purchase price or change in control purchase price with respect to any note;

•	make any change that adversely affects the rights of a holder to convert any note in any material respect;

•	make any change that adversely affects the right to require us to purchase a note in any material respect;

•	impair the right to institute suit for the enforcement of any payment with respect to the notes or with respect to conversion of the notes; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

•	Without the consent of any holder of notes, the trustee and we may amend the indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act, as contemplated by the indenture or otherwise;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of the holders of the notes in any material respect.

      The holders of a majority in original principal amount of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default under the indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver common stock, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

      We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock and amounts of contingent cash interest payments, if any, payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

      If a bankruptcy proceeding is commenced in respect of American Axle, the claim of a holder of a note is, under title 11 of the United States Code, limited to the issue price of the note plus that portion of the accreted principal, if any, together with any unpaid cash interest and any contingent cash interest, that has accreted or accrued, as the case may be, from the date of issue to the commencement of the proceeding.

Governing Law

      The indenture, the notes and the guarantee are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

      BNY Midwest Trust Company will be the trustee, registrar, paying agent and conversion agent under the indenture for the notes.

Book-Entry System

      The notes will be issued in the form of global securities without coupons held in fully registered book-entry form. DTC or its nominee, Cede & Co., is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. The company and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

      Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

      In connection with the private placement of the notes on February 11, 2004, we entered into a registration rights agreement with the initial purchasers of the notes. In the registration rights agreement, we agreed to file, for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, a shelf registration statement at our expense.

      Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earlier of (1) the sale of all outstanding registrable securities registered under this shelf registration statement and (2) the expiration of the holding period applicable to such securities held by persons that are not affiliates of American Axle under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period.

      We have agreed to pay predetermined liquidated damages as described herein (“liquidated damages”) if the prospectus is unavailable for the periods in excess of those permitted above (referred to as a “registration default”). Such liquidated damages shall accrue until such failure to file or become effective or unavailability is cured at a rate per year equal to 0.25% for the first 90-day period after the occurrence of such event and 0.50% thereafter of the “applicable principal amount” thereof. So long as the unavailability continues, we will pay liquidated damages in cash on February 15 and August 15 of each year to the holders of record of the notes on the immediately preceding January 31 or July 30. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash to the record holder as of the date of such cure. The term “applicable principal amount” means, as of any date of determination, with respect to each $1,000 original principal amount of notes, the sum of the initial issue price of such notes plus accreted principal, if any, and any accrued cash interest with respect to such notes through such date of determination or, if liquidated damages have accrued with respect to a note that has been purchased or redeemed by us, such sum calculated as if such note was then outstanding.

      If a holder converts some or all of its notes into common stock during the occurrence of a registration default, the holder will not receive liquidated damages on such common stock, but upon conversion will receive the number of shares equal to the product of (i) the shares that the holder would have received based upon the then current conversion rate absent a registration default, and (ii) 1.03. If a registration default with respect to the common stock occurs after a holder has converted the notes into common stock, such holder will not be entitled to any liquidated damages or additional shares of common stock.

      A holder who sells registrable securities pursuant to this prospectus must deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will provide to each registered holder and the trustee copies of this prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities.

      This summary of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which can be obtained from us.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

      On January 9, 2004, AAM Inc. entered into a new senior unsecured revolving credit facility, or the Senior Revolving Bank Credit Facility, that provides up to $600.0 million of revolving bank credit commitments through January 2009, of which up to the equivalent of $100 million and $50 million, respectively, can be denominated in Euros and Pounds Sterling. This new bank credit facility will be used for general corporate purposes, including to refinance our previously existing bank credit facilities.

      The Senior Revolving Bank Credit Facility provides up to $100 million to be represented by Letters of Credit. We may also use up to $30 million for short-notice swingline loans.

      Amounts outstanding under the Senior Revolving Bank Credit Facility are unconditionally and irrevocably guaranteed by Holdings and may also be guaranteed in the future by certain of AAM Inc.’s material subsidiaries.

      At our option, interest rates applicable to borrowings under the Senior Revolving Bank Credit Facility are either based on the LIBOR rate for loans in dollars and Pounds Sterling or the EURIBOR rate for loans in Euros, plus a margin ranging from 0.625% to 2.00%, or the JP Morgan Chase Bank alternate base rate (for loans in dollars), plus a margin ranging from 0.00% to 1.00%. The alternate base rate is the higher of JP Morgan Chase Bank’s prime rate and the federal funds effective rate plus 0.50%.

      With respect to letters of credit, we pay a per annum fee equal to the applicable margin with respect to LIBOR and EURIBOR loans, or Eurodollar loans, then in effect under the facility, multiplied by the aggregate face amount of outstanding letters of credit. We also pay a per annum fee ranging from 0.15% to 0.40%, multiplied by the undrawn portion of the commitments under the Senior Revolving Bank Credit Facility.

      The Senior Revolving Bank Credit Facility contains various operating covenants which, among other things, impose certain limitations on our ability to incur secured or subsidiary indebtedness, incur liens, merge, make acquisitions, sell all or substantially all of our assets or enter into certain types of transactions with our affiliates. There are no direct limitations on the unsecured indebtedness of AAM Inc. or Holdings. In addition, the Senior Revolving Bank Credit Facility requires us to comply with financial covenants relating to leverage and minimum net worth.

DESCRIPTION OF CAPITAL STOCK

      The following summary of certain provisions of our common stock and preferred stock is not complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are available to investors upon request.

General

      Holdings’ authorized capital stock consists of (i) 150.0 million shares of common stock, par value $.01 per share, of which approximately 52.2 million shares are issued and outstanding as of June 30, 2004, (ii) 10.0 million shares of preferred stock, of which no shares are issued and outstanding and (iii) 40.0 million shares of series common stock, par value $.01 per share, or Series Common Stock, of which no shares are issued and outstanding.

Common Stock

      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends if, as and when dividends are declared from time to time by Holdings’ Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding preferred stock or Series Common Stock (as described below), if any. In the event of the liquidation, dissolution or winding up of Holdings, the holders of common stock are entitled to share ratably in proportion to the number of shares held by them in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or Series Common Stock of Holdings. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by Holdings. There are no redemption or sinking fund provisions applicable to the common stock. All currently outstanding common stock of Holdings and all shares of common stock of Holdings to be issued upon conversion of the notes are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock and Series Common Stock

      The certificate of incorporation authorizes the Board of Directors to establish one or more series of preferred stock and Series Common Stock and to determine, with respect to any series of preferred stock or Series Common Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the preferred stock or Series Common Stock designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Holdings, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Holdings or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series. The authorized shares of preferred stock and Series Common Stock, as well as shares of common stock, will be available for issuance without further action by Holdings’ stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Holdings’ securities may be listed or traded.

      Although the Board has no intention at the present time of doing so, it could issue a series of preferred stock or Series Common Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of Holdings and its stockholders. The Board, in so acting, could issue preferred stock or Series Common Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of Holdings’ stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

Authorized but Unissued Capital Stock

      Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock, preferred stock and Series Common Stock may be to enable Holdings’ Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Holdings by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Holdings’ management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Stockholder Rights Plan

      On September 15, 2003, the Board of Directors of Holdings authorized and declared a dividend of one preferred share purchase right, or the Right, for each outstanding share of common stock of Holdings. The dividend was paid on September 25, 2003 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from Holdings one one-thousandth of a share of preferred stock of Holdings at a price of $120.00 per one one-thousandth of a share of preferred stock, or the Purchase Price, as the same may be adjusted. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 15, 2003, as the same may be amended from time to time, or the Rights Agreement, between Holdings and EquiServe Trust Company, N.A., as Rights Agent.

      Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement by Holdings that a person or group of affiliated or associated persons, or an Acquiring Person, have acquired beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) the tenth business day (or such later date as may be determined by action of the board of directors of Holdings prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock (the earlier of such dates being called the Distribution Date), the Rights will be evidenced by the common stock certificates. The Rights Agreement does not restrict any person who beneficially owns 15% or more of the common stock as of the date of the Rights Agreement so long as such person does not become the beneficial owner of additional shares of common stock representing 2% or more of the outstanding shares of common stock.

      The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference, will also constitute the transfer of the Rights associated with the shares of common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights, or the Right Certificates, will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on September 15, 2013, or the Final Expiration Date, unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Holdings, in each case as described below.

      The Purchase Price payable, the number of shares of preferred stock or other securities or property purchasable, upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, (ii) upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price less than the then-current market price of the preferred stock or (iii) upon the distribution to holders of the preferred stock (including any such distribution made in connection with a consolidation or merger in which Holdings is the continuing or surviving corporation) of evidence of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in preferred stock) or of subscription rights or warrants (other than those referred to above).

      The Rights are also subject to adjustment in the event of a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

      Shares of preferred stock purchasable upon exercise of the Rights will not be redeemable. Each share of preferred stock will be entitled, when, as and if declared by the Board of Directors, to a minimum preferential quarterly dividend payable in cash of the greater of (a) $1 per share and (b) subject to adjustment, an aggregate per share amount equal to 1,000 times the dividend declared per share of common stock since the immediately preceding dividend payment date. In the event of the liquidation, dissolution or winding up of Holdings, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of common stock. Each share of preferred stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

      Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of preferred stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon the exercise of a Right and payment of the Purchase Price, that number of shares of common stock having a market value of two times the Purchase Price.

      In the event that, after a person or group has become an Acquiring Person, Holdings is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom Holdings has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

      At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock or the occurrence of an event described in the prior paragraph, the Board of Directors of Holdings may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of preferred stock (or of a share of a similar class or series of Holdings’ preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of preferred stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of preferred stock, which may, at the election of Holdings, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading day prior to the date of exercise.

      At any time prior to the time an Acquiring Person becomes such, the Board of Directors of Holdings may redeem the Rights in whole, but not in part, at a price of $.01 per Right, appropriately adjusted, or the Redemption Price. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      For so long at the Rights are then redeemable, Holdings may, in its sole and absolute discretion, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, Holdings may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interest of holders of the Rights.

      Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Holdings, including, without limitation, the right to vote or to receive dividends.

The Delaware General Corporation Law

      Holdings is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, or the DGCL. Section 203 provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (Holdings has not made such an election), (ii) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (iii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iv) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions that increase an interested stockholder’s percentage ownership of stock. Except as specified in Section 203 of the DGCL, an “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (x) the owner of 15% or more of the outstanding voting stock of the corporation, or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date or (z) the affiliates and associates of any such person.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring Holdings to negotiate in advance with Holdings’ Board of Directors, because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in Holdings’ Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; Bylaws

      The certificate of incorporation and the bylaws contain certain provisions that could make more difficult the acquisition of Holdings by means of a tender offer, a proxy contest or otherwise.

      Classified Board. The certificate of incorporation provides that Holdings’ Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Holdings’ Board. The certificate of incorporation provides that, subject to any rights of holders of preferred stock or Series Common Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the bylaws. The certificate of incorporation and the bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board, but must consist of not less than three directors. In addition, the certificate of incorporation provides that, subject to any rights of holders of preferred stock, and unless the Board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

      Removal of Directors. Under the DGCL, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, the certificate of incorporation and the bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, or the Voting Stock, voting together as a single class.

      Stockholder Action. The certificate of incorporation and the bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. The certificate of incorporation and the bylaws provide that special meetings of stockholders can be called only by Holdings’ Chief Executive Officer or pursuant to a resolution adopted by the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by Holdings.

      Advance Notice Procedures. The bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the stockholders of Holdings, or the Stockholders Notice Procedure. The Stockholders Notice Procedure provides that only persons who are nominated by, or at the direction of the Board of Directors, the Chairman of the Board, or by a stockholder who has given timely written notice to the Secretary of Holdings prior to the meeting at which directors are to be elected, will be eligible for election as directors of Holdings. The Stockholders Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting pursuant to the notice of meeting delivered by Holdings or by, or at the direction of, the Chairman of the Board or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the Secretary of Holdings of such stockholder’s intention to bring such business before such meeting. Under the Stockholders Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by Holdings not less than 70 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting (or, if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the close of business on the later of (x) the 70th day prior to such annual meeting or (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by Holdings at least 80 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by Holdings not later than the 10th day after such public announcement is first made by Holdings. Under the Stockholders Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by Holdings not earlier than the 90th day before such special meeting and not later than the close of business on the later of (x) the

70th day prior to such special meeting or (y) the 10th day after the public announcement of the date of such special meeting is first made. In addition, under the Stockholders Notice Procedure, a stockholder’s notice to Holdings proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholders Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

      Liability of Directors; Indemnification. The certificate of incorporation provides that a director will not be personally liable for monetary damages to Holdings or its stockholders for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may in the future be amended. The certificate of incorporation also provides that each current or former director, officer, employee or agent of Holdings, or each such person who is or was serving or who had agreed to serve at the request of Holdings as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise (including the heirs, executors or administrators of such person), will be indemnified by Holdings to the full extent permitted by the DGCL, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits Holdings to provide broader indemnification rights than said law permitted Holdings to provide prior to such amendment). The certificate of incorporation also specifically authorizes Holdings to enter into agreements with any person providing for indemnification greater or different than that provided by the certificate of incorporation.

      Amendment. The certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the certificate of incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of Holdings’ directors; and the removal of directors. The certificate of incorporation further provides that the bylaws may be amended by the Board or by the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, voting together as a single class.

Registrar and Transfer Agent

      The registrar and transfer agent for our common stock is Equiserve.

Listing

      Holdings’ common stock is listed on the New York Stock Exchange under the symbol “AXL.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

      This is a summary of certain material United States federal income tax consequences relevant to holders of the notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, certain United States Expatriates, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, as a position in a “straddle” or as part of a “hedge,” “conversion” or other risk-reduction transaction for tax purposes. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local, foreign or other taxing jurisdiction.

      We do not address all of the tax consequences that may be relevant to a holder of notes. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; and

•	any United States federal, state, local or foreign tax consequences of owning or disposing of common stock.

      The United States federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for United States federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

      We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

      We have received an opinion from our counsel, Shearman & Sterling LLP, that based, in part, upon applicable law and certain financial calculations and projections provided to such counsel, the notes will be treated as indebtedness for United States federal income tax purposes and that the notes will be subject to the Treasury regulations governing contingent payment debt instruments (to which we refer as the “contingent debt regulations”). Pursuant to the terms of the indenture, we and every holder agree (in the absence of administrative pronouncement or judicial ruling to the contrary), for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the notes, including our determination of the rate at which interest will be deemed to accrue on the notes and the related “projected payment schedule” determined by us as described below.

      No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the “IRS”) has issued a revenue ruling with respect to instruments having certain features similar to the notes. To the extent the ruling addresses the issue, this ruling supports certain aspects of the treatment as described below. Notwithstanding the issuance of this ruling, the proper application of certain aspects of the contingent debt regulations to the notes is not entirely certain. In addition, no ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences discussed below. The IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. You should be aware that different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the notes. For example, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of a note into common stock, and might recognize capital gain or loss upon a taxable disposition of a note. Holders should consult their tax advisors concerning the tax treatment of holding a note.

      The remainder of this discussion assumes that the notes are treated as indebtedness subject to the contingent debt regulations.

United States Holders

      For purposes of this discussion, a United States Holder is a beneficial owner of the notes who or which is:

•	a citizen or individual resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

      Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, may also be treated as United States Holders.

Accrual of Interest on the Notes

      Pursuant to the contingent debt regulations, United States Holders of the notes will be required to accrue interest income on the notes on a constant-yield basis, based on a comparable yield to maturity and as described below, regardless of whether such holders use the cash or accrual method of tax accounting. As such, United States Holders will be required to include interest in income each year in excess of the accruals on the notes for non-tax purposes and in excess of any stated interest payments actually received in that year.

      The contingent debt regulations provide that a United States Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

1. the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

2. divided by the number of days in the accrual period; and

3. multiplied by the number of days during the accrual period that the United States Holder held the notes.

      A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the notes.

      Shearman & Sterling LLP, our counsel, has advised us that the term “comparable yield” as used in the contingent debt regulations means the annual yield we would pay on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. Based in part on that advice, we have determined that the comparable yield for the notes is 4.58%, compounded semi-annually. The precise manner of calculating the comparable yield is not entirely clear.

      The contingent debt regulations require that we provide to United States Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as “projected payments”) on the notes. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. The comparable yield and the projected payment schedule will be set forth in the indenture. United States Holders also may obtain the projected payment schedule by submitting a written request for such information to us at: American Axle & Manufacturing Holdings, Inc., One Dauch Drive, Detroit, Michigan 48211-1198, Attention: General Counsel.

      By purchasing the notes, United States Holders agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule and agree to use the comparable yield and projected payments schedule in determining its interest accruals, and the adjustments thereto described below, in respect of the notes for United States federal income tax purposes.

      The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder’s interest accruals and adjustments thereto in respect of the notes for United States federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the notes.

Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a United States Holder of notes receives actual payments with respect to such notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, the United States Holder will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. The United States Holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including common stock received upon conversion or repurchase of the notes) received in that year.

      If a United States Holder receives in a taxable year actual payments with respect to the notes that, in the aggregate, are less than the amount of projected payments for that taxable year, the United States Holder will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This negative adjustment will (a) reduce the United States Holder’s interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the United States Holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes.

      If you are a United States Holder that purchases a note for more or less than its adjusted issued price, you should be aware that the contingent debt regulations require you to reasonably allocate the difference between your tax basis and the adjusted issue price to (i) daily portions of original issue discount or (ii) projected payments over the remaining term of the note. You should also be aware that under the contingent debt regulations, general rules for accrual of premium or discount will not apply.

      If a United States Holder’s tax basis in a note is greater than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of original issue discount or to a projected payment will be treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be reduced by the amount the United States Holder treats as a negative adjustment.

      If a United States Holder’s tax basis in a note is less than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of original issue discount or to a projected payment will be treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be increased by the amount the United States Holder treats as a positive adjustment.

      A United States Holder who purchases a note for an amount that is more or less than the adjusted issue price of the note is urged to consult its tax advisor regarding the allocation and adjustments described above.

Sale, Exchange, Conversion or Redemption of Notes

      Generally, the sale or exchange of a note or the redemption of a note for cash will result in taxable gain or loss to a United States Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of common stock by a United States Holder upon the conversion of a note as a payment under the contingent debt regulations. As described above, a United States Holder agrees to be bound by our determination of the comparable yield and projected payment schedule. Under this treatment, a conversion of a note into common stock also will result in taxable gain or loss to a United States Holder.

      The amount of gain or loss on a sale, exchange, conversion or redemption of a note will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the United States Holder, including the fair market value of any common stock received, and (b) the United States Holder’s adjusted tax basis in the note.

      A United States Holder’s adjusted tax basis in a note generally will be equal to the United States Holder’s original purchase price for the debenture, increased by any interest income previously accrued by the United States Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the notes (without regard to the actual amount paid).

      Gain recognized upon a sale, exchange, conversion or redemption of a note generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long-term if the note is held for more than one year). The deductibility of capital losses is subject to limitations.

      A United States Holder’s tax basis in common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends to Holders of Notes

      If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

      For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of cash dividends might result in deemed dividend treatment to holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for common stock generally would not.

      Since under the notes there are increases in the conversion rate in the case of cash dividends to stockholders, these adjustments might result in deemed dividends to United States Holders as described above, or, because the notes are subject to the contingent debt regulations, such adjustments might result in income upon conversion or earlier at the time of such adjustment.

Non-United States Holders

      As used herein, the term “Non-United States Holder” means a beneficial holder of a note that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident for United States federal income tax purposes;

•	a foreign corporation; or

•	an estate or trust that is not a United States estate or trust, as described above.

      All payments on the notes made to a Non-United States Holder, including payments of contingent interest, a payment in common stock pursuant to a conversion (other than the portion attributable to certain taxable adjustments to the conversion rate), and any gain realized on a sale or exchange of the notes, will be exempt from United States federal income or withholding tax, provided that: (i) such Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States; (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the New York Stock Exchange); and (v) we are not and have not been a United States real property holding corporation (“USRPHC”) within the meaning of section 897(c) (2) of the Code. We believe that we are not and have never been, nor do we anticipate becoming, a USRPHC.

      The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a debenture certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-United States Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange or conversion of the notes in the same manner as if it were a United States Holder. In lieu of the certificate described in the preceding paragraph, such a Non-United States Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-United States Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

      Notwithstanding the preceding paragraph, if a Non-United States Holder of a note were deemed to have received a constructive dividend (see “United States Holders — Constructive Dividends to Holders of Notes” above), the Non-United States Holder generally would be subject to United States withholding tax at a 30% rate on the taxable amount of such dividend, subject to reduction by an applicable treaty, or upon the receipt of IRS Form W-8ECI (or successor form) from the Non-United States Holder claiming that the deemed receipt of the constructive dividend is effectively connected with the conduct of a United States trade or business.

Backup Withholding Tax and Information Reporting

      Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of a note) on, and the proceeds of dispositions of, the notes may be subject to information reporting and United States federal backup withholding tax if the United States Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-United States Holder may be subject to United States backup withholding tax on payments on the notes and the proceeds from a sale or other disposition of the notes unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person. The certification procedures confirming foreign status required of Non-United States

Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid backup withholding tax as well. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a credit against a United States Holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement in February 2004. The notes were resold by the initial purchaser of the notes in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

      The following table sets forth information as of July 20, 2004 about the original principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

	Principal Amount
	of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of	Common Stock That	Common Stock
Name of Selling Securityholder	That May Be Sold	Notes Outstanding	May Be Sold(1)	Outstanding(2)

American Investors Life Insurance Company(3)	$400,000.00	*	7,217	*
Advisory Convertible Arbitrage Fund (I) L.P.(4)	$1,300,000.00	*	23,455	*
Amerisure Mutual Insurance Company(5)	$485,000.00	*	8,750	*
AmerUs Life Insurance Company(3)	$5,300,000.00	3.53%	95,623	*
Arkansas PERS(6)	$555,000.00	*	10,013	*
Bancroft Convertible Fund, Inc.(7)	$1,000,000.00	*	18,042	*
Bankers Life Insurance Company of New York(3)	$100,000.00	*	1,804	*
Black Diamond Convertible Offshore LDC(8)	$2,034,000.00	1.36%	36,698	*
Black Diamond Offshore Ltd.(8)	$1,273,000.00	*	22,968	*
Chrysler Corporation Master Retirement Trust(9)	$2,215,000.00	1.48%	39,963	*
Citadel Credit Trading Ltd.(10)	$3,680,000.00	2.45%	66,395	*
Citadel Equity Fund Ltd.(10)	$28,320,000.00	18.88%	510,952	*
Citi JL, Ltd(11)	$62,000.00	*	1,119	*
CNH CA Master Account, L.P.(12)	$200,000.00	*	3,608	*
Common Fund Event Driven Co. Ltd(11)	$47,000.00	*	848	*
Convertible Securities Fund(13)	$11,000.00	*	198	*
DBAG London(14)	$100,000.00	*	1,804	*
DB Equity Strategies Master Portfolio Ltd.(15)	$400,000.00	*	7,217	*
Delta Air Lines Master Trust — CV(9)	$560,000.00	*	10,104	*
Delta Pilots Disability & Survivorship Trust — CV(9)	$270,000.00	*	4,871	*
Dodeca Fund, L.P.(3)	$965,000.00	*	17,411	*
Double Black Diamond Offshore LDC(8)	$6,479,000.00	4.32%	116,895	*
Ellsworth Convertible Growth and Income Fund, Inc.(7)	$1,000,000.00	*	18,042	*
HFR CA Select Fund(16)	$1,000,000.00	*	18,042	*
Indianapolis Life Insurance Company(3)	$11,200,000.00	7.47%	202,072	*
Inflective Convertible Opportunity Fund I, L.P.(3)	$35,000.00	*	631	*

	Principal Amount
	of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of	Common Stock That	Common Stock
Name of Selling Securityholder	That May Be Sold	Notes Outstanding	May Be Sold(1)	Outstanding(2)

International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(9)	$295,000.00	*	5,322	*
International Truck & Engine Corporation Retiree Health Benefit Trust(9)	$280,000.00	*	5,052	*
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(9)	$140,000.00	*	2,526	*
JMG Capital Partners L.P.(17)	$750,000.00	*	13,532	*
JMG Triton Offshore Fund, LTD(18)	$750,000.00	*	13,532	*
KBC Financial Products USA Inc.(19)	$2,000.00	*	36	*
Levco Alternative Fund, Ltd(11)	$2,249,000.00	1.50%	40,577	*
Lighthouse Multi-Strategy Master Fund LP(20)	$5,000.00	*	90	*
Louisiana CCRF(6)	$40,000.00	*	722	*
Lyxor/JLC Fund, Ltd(11)	$165,000.00	*	2,977	*
Lyxor/Quest Fund Ltd.(20)	$25,000.00	*	451	*
Man Convertible Bond Master Fund, Ltd.(21)	$1,891,000.00	1.26%	34,118	*
Microsoft Corporation(9)	$1,850,000.00	1.23%	33,378	*
Motion Picture Industry Health Plan — Active Member Fund(9)	$135,000.00	*	2,436	*
Motion Picture Industry Health Plan — Retiree Member Fund(9)	$105,000.00	*	1,894	*
Nations Convertible Securities Fund(22)	$2,239,000.00	1.49%	40,396	*
Nicholas Applegate Capital Management U.S. Investment Grade Convertible Mutual Fund(5)	$15,000.00	*	271	*
Northwestern Mutual Life Insurance Company(23)	$4,000,000.00	2.67%	72,168	*
Oaktree Capital Convertible Trust(9)	$1,080,000.00	*	19,485	*
Oaktree Capital Global Convertible Securities Fund(9)	$75,000.00	*	1,353	*
Partner Reinsurance Company Ltd.(9)	$475,000.00	*	8,570	*
Purchase Associates, L.P.(11)	$291,000.00	*	5,250	*
Purchase Associates II, L.P.(11)	$186,000.00	*	3,356	*
Putnam Convertible Income-Growth Trust(24)	$3,900,000.00	2.60%	70,364	*
Pyramid Equity Strategies Fund(15)	$100,000.00	*	1,804	*
Quest Global Convertible Fund Ltd.(20)	$70,000.00	*	1,263	*
San Diego County Employee Retirement Association(16)	$2,500,000.00	1.67%	45,105	*
St. Thomas Trading, Ltd.(21)	$3,109,000.00	2.07%	56,093	*
State Employees’ Retirement Fund of the State of Delaware(9)	$630,000.00	*	11,367	*

	Principal Amount
	of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of	Common Stock That	Common Stock
Name of Selling Securityholder	That May Be Sold	Notes Outstanding	May Be Sold(1)	Outstanding(2)

The Animi Master Fund, Ltd.(25)	$500,000.00	*	9,021	*
The St. Paul Travelers Companies, Inc. — Commercial Lines(9)	$105,000.00	*	1,894	*
The St. Paul Travelers Companies, Inc. — Personal Lines(9)	$75,000.00	*	1,353	*
Thrivent Financial For Lutherans(26)	$700,000.00	*	12,629	*
Tribeca Investments Ltd.(27)	$3,650,000.00	2.43%	65,854	*
UnumProvident Corporation(9)	$205,000.00	*	3,699	*
Worldwide Transactions Limited(8)	$214,000.00	*	3,861	*
Zazove Convertible Arbitrage Fund, L.P.(28)	$3,000,000.00	2.00%	54,126	*
Zazove Hedged Convertible Fund, L.P.(28)	$2,650,000.00	1.77%	47,812	*
Zazove Income Fund, L.P.(28)	$1,500,000.00	1.00%	27,063	*
Zurich Institutional Benchmarks Master Fund Ltd.(16)	$1,400,000.00	*	25,259	*
Total	$110,342,000.00	73.56%	1,990,801	3.81%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 18.0421 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock is issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on 52,240,316 shares of common stock outstanding as of June 30, 2004. In calculating these percentages for each holder of notes, we also treated as outstanding that number of shares of common stock issuable upon conversion of that holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Thomas J. Ray, President and Chief Investment Officer of Inflective Asset Management, LLC, has power to direct the voting and disposition of the securities held by the selling securityholders.

(4)	The managing member of Advisory Convertible Arbitrage Fund (I) L.P. is Advisory Capital Strategies Group, Inc. Advisory Capital Strategies Group, Inc. is majority owned by American Express Management Group, Inc., which is a part of American Express Company, a publicly-held company. John Everhart, Vice President and Portfolio Manager has power to direct the voting and disposition of the securities held by the selling securityholder.

(5)	Nicholas-Applegate Capital Management (“Nicholas-Applegate”) is the investment advisor and has power to direct the voting and disposition of securities held by the selling securityholders. Horacio Valeiras is the chief investment officer of Nicholas-Applegate and has oversight authority over all portfolio managers at Nicholas-Applegate.

(6)	Ann Houlihan has power to direct the voting and disposition of securities held by the selling securityholders.

(7)	Bancroft Convertible Fund, Inc. is a registered investment company that is publicly held. Gary Levine, Chief Financial Officer, has power to direct the voting and disposition of securities held by the selling securityholders.

(8)	Carlson Capital, L.P. is the investment advisor to the selling securityholders. Clint D. Carlson has power to direct voting and disposition of securities held by the selling securityholders.

(9)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager and has power to direct the voting and disposition of the securities for each selling securityholder. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the selling securityholders.

(10)	Citadel Limited Partnership is the trading manager and has power to direct the voting and disposition of the securities held by selling securityholders. Kenneth C. Griffin indirectly controls Citadel Limited Partnership and therefore has ultimate investment discretion.

(11)	John A. Levin and Co. Inc. or its wholly owned subsidiary, Levco GP, Inc. has sole or shared power to direct the voting and disposition of the securities held by the selling securityholders. John A. Levin and Co. Inc. is a wholly owned subsidiary of BKF Capital Group, a publicly held company and is traded on the New York Stock Exchange. Henry Levin is Senior Portfolio Manager.

(12)	CNH Partners, LLC is the investment advisor and has power to direct the voting and disposition of the securities held by CNH CA Master Account, L.P. The investment principals of CNH Partners, LLC are Robert Krail, Mark Mitchell, and Todd Pulvino.

(13)	Sandy Norseworthy has power to direct the voting and disposition of the securities held by Convertible Securities Fund.

(14)	Deutsche Bank Securities Inc. has power to direct the voting and disposition of securities held by DBAG London. The controlling shareholder of Deutsche Bank Securities Inc. is Dan Azzi.

(15)	Deutsche Bank Trust Company Americas has power to direct the voting and disposition of securities held by the selling securityholders. The controlling shareholder of Deutsche Bank Trust Company Americas is Eric Lobben.

(16)	Gene T. Prelti has power to direct the voting and disposition of securities held by the selling securityholders.

(17)	The general partner and manager of JMG Capital Partners L.P. is JMG Capital Management LLC (the “Manager”). The Manager has voting and dispositive power over JMG Capital Partners’ investments. The equity interests of the Manager are owned by JMG Capital Management, Inc. Jonathan Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over JMG Capital Partners’ portfolio holdings.

(18)	Pacific Assets Management LLC (the “Manager”) is the investment manager for JMG Triton Offshore Fund, Ltd. (the “Fund”) and has voting and dispositive power over the Fund’s investments. The equity interests in the Manager are owned by Pacific Capital Management, Inc. (“Pacific”) and Asset Alliance Holding Corp. The equity interests of Pacific are owned by Roger Richter, Jonathan Glaser and Daniel David. Roger Richter and Jonathan Glaser have sole investment discretion over the Fund’s portfolio holdings.

(19)	KBC Financial Products USA Inc. exercises voting and investment control over any shares of common stock issuable upon conversion of the Notes owned by KBC Financial Products USA Inc. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(20)	Frank Campana, Chief Investment Officer, has power to direct the voting and disposition of securities held by the selling securityholders.

(21)	Marin Capital Partners, LP is the investment advisor and has power to direct the voting and disposition of securities held by the selling securityholders. The principals of Marin Capital Partners, LP are John Null and J.T. Hansen.

(22)	Lorraine Young has power to direct voting and disposition of securities held by Nations Convertible Securities Fund.

(23)	Northwestern Investment Management Company, LLC (“NIMC”) is the investment advisors to the selling securityholder with respect to the securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio that holds the securities.

(24)	David L. King, Portfolio Manager, has power to direct voting and disposition of securities held by Putnam Convertible Income-Growth Trust.

(25)	Ken McKenzie, Portfolio Manager, has power to direct the voting and disposition of securities held by the selling securityholders.

(26)	John Pickening, Portfolio Manager, has the power to direct the voting and disposition of securities held by Thrivent Financial for Lutherans.

(27)	Stephen Qiam, Managing Director, has power to direct voting and disposition of securities held by Tribeca Investments Ltd.

(28)	John Zerweck, Portfolio Manager, has power to direct voting and disposition of securities held by the selling securityholders.

      KBC Financial Products USA Inc. is a broker-dealer. It is, under interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act.

      With respect to selling securityholders that are affiliates of broker-dealers, such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock.

      We prepared this table based on the information supplied to us by selling securityholders named in the table. No selling securityholder has held any position or office or had any other material relationship with us or our affiliates during the past three years. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information is presented in the above table.

      Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

      Only selling securityholders identified above who beneficially own the notes set forth opposite each such selling securityholder’s name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying common stock by any holder not identified above, the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the underlying common stock and the aggregate amount of notes or the number of shares of the underlying common stock to be offered will be set forth in post-effective amendments. The post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

      The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

      In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver the notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that, in turn, may sell the notes and the underlying common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the notes and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes and the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or

Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

      Our common stock is listed on the New York Stock Exchange under the symbol “AXL.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. The notes originally issued in the private placement are eligible for trading on The Portal Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on The Portal Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

      The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market-making activities with respect to the notes and the underlying common stock.

      Under the registration rights agreement that has been filed as an exhibit to this registration statement, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale of all outstanding registrable securities registered under the shelf registration statement of which this prospectus is a part, (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by our non-affiliates or (iii) two years after the effective date of the shelf registration statement of which this prospectus is a part.

      We are permitted to suspend the use of this prospectus in connection with the sale of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed a total of 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of common stock issuable upon conversion of the notes. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

      Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      The validity of the notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this offering memorandum by reference from Holdings’ Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table set forth the costs and expenses payable by us in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$19,005.00
Printing and engraving fees	$25,000.00
Accountant’s fees and expenses	$10,000.00
Legal fees and expenses	$100,000.00
Miscellaneous expenses	$0.00

Total	$154,005.00

Item 15.	Indemnification of Directors and Officers

Limitation On Liability Of Directors

      Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits corporations to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty of care as a director. Pursuant to this authority conferred by Section 102 of the DGCL, Article 6 of the certificate of incorporation of American Axle & Manufacturing Holdings, Inc. (“Holdings”) and Article 9 of the restated certificate of incorporation of American Axle & Manufacturing, Inc. (“AAM” and, together with Holdings, the “Registrants”) eliminates the personal liability of the Registrants’ directors to either of the Registrants or their respective stockholders for monetary damages for breach of fiduciary duty to the extent that such exemption from liability is permitted under the DGCL.

Indemnification, Expenses And Insurance

      Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made against expense in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      In accordance with Section 145 of the DGCL, Article 6 of Holdings’ certificate of incorporation grants Holdings’ directors and officers a right to indemnification for all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred relating to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals, to which they are a party (1) by reason of the fact that they are or were directors or officers of Holdings or (2) by reason of the fact that, while they are or were directors or officers of Holdings, they are or were serving at the request of Holdings as directors, officers, partners, trustees, employees or agents of another corporation, partnership, joint venture, trust, limited liability company or other enterprise. The restated certificate of incorporation of AAM does not provide specifically provide for indemnification of directors, officers, employees or others.

      Article 6 of Holdings’ certificate of incorporation further provides that Holdings is only obligated to indemnify a person therein described in connection with any action, suit or proceeding commenced by such person if such commencement was authorized by the Board of Holdings. Any expenses incurred by any person in defending any action, suit or proceeding will be promptly paid by Holdings upon presentation of appropriate documentation. The restated certificate of incorporation of AAM does not speak to expenses.

      In addition, Article 6 of Holdings’ certificate of incorporation provides that the right to indemnification provided in the certificate of incorporation is not meant to limit or be exclusive of any other right that any indemnitee may be entitled to by contract, the certificate of incorporation, vote of stockholders or directors or otherwise, or as a matter of law, it being the policy of Holdings that any indemnitee therein described shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

      The certificate of incorporation authorizes Holdings to purchase insurance for directors and officers of Holdings and persons who serve at the request of Holdings as directors, officers, partners, trustees, employees or agents of another corporation, partnership, joint venture, trust, limited liability company or other enterprise against any liability asserted against such person, whether or not Holdings would have the power to indemnify such persons against such liability under the certificate of incorporation or otherwise. The restated certificate of incorporation of AAM does not speak to insurance purchases for directors, officers or other persons.

      The Registrants maintain directors’ and officers’ insurance policies which insure the officers and directors of the Registrants from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Registrants.

Item 16.	Exhibits

      The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.	Undertakings

      (a) Each of the undersigned registrants hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each of the registrants has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, each of the registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on July 21, 2004.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

By:	/s/ MICHAEL K. SIMONTE

Name: Michael K. Simonte

Title:	Vice President & Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Richard E. Dauch	Co-Founder, Chairman of the Board & Chief Executive Officer (principal executive officer)	July 21, 2004

* Thomas L. Martin	Vice President — Finance & Chief Financial Officer (principal financial officer) (principal accounting officer)	July 21, 2004

/s/ MICHAEL K. SIMONTE Michael K. Simonte	Vice President & Treasurer	July 21, 2004

* Forest J. Farmer	Director	July 21, 2004

* Richard C. Lappin	Director	July 21, 2004

* B.G. Mathis	Director	July 21, 2004

* Larry W. McCurdy	Director	July 21, 2004

* John P. Reilly	Director	July 21, 2004

* Thomas K. Walker	Director	July 21, 2004

Signature		Title	Date

* Henry T. Yang		Director	July 21, 2004

*By:	/s/ MICHAEL K. SIMONTE Michael K. Simonte Attorney-in-fact

      Pursuant to the requirements of the Securities Act of 1933, each of the registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on July 21, 2004.

AMERICAN AXLE & MANUFACTURING, INC.

By:	/s/ MICHAEL K. SIMONTE

Name: Michael K. Simonte

Title:	Vice President & Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Richard E. Dauch		Co-Founder, Chairman of the Board, Chief Executive Officer & Director (principal executive officer)	July 21, 2004

* Thomas L. Martin		Vice President — Finance & Chief Financial Officer (principal financial officer) (principal accounting officer)	July 21, 2004

/s/ MICHAEL K. SIMONTE Michael K. Simonte		Vice President & Treasurer	July 21, 2004

* B.G. Mathis		Director	July 21, 2004

* Forest J. Farmer		Director	July 21, 2004

* Richard C. Lappin		Director	July 21, 2004

* Thomas K. Walker		Director	July 21, 2004

*By:	/s/ MICHAEL K. SIMONTE Michael K. Simonte Attorney-in-fact

EXHIBIT INDEX

Number		Description

4	.1*	Registration Rights Agreement, dated as of February 11, 2004, among the registrants and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and J.P. Morgan Securities Inc.
4	.2*	Senior Convertible Notes due 2024, Indenture, dated as of February 11, 2004, among Holdings, as issuer, AAM, Inc., as guarantor, and BNY Midwest Trust Company, as trustee.
4	.3*	Form of 2.00% Senior Convertible Note due 2024 (included in Exhibit 4.2).
4	.4*	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.01 to Holdings’ annual report on Form 10-K for the year ended December 31, 2003 (File No. 001-14303)).
5	.1*	Opinion and Consent of Shearman & Sterling LLP.
12	.1*	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1		Consent of Deloitte and Touche LLP.
24	.1*	Power of Attorney (included on signature page to the registration statement).
25	.1*	Statement of Eligibility of Trustee, on Form T-1.

*	Previously filed.